Filed Pursuant to Rule 433

Registration No. 333-210429

VIA EMAIL

Rescission Offers and Waiver Letters

In the near future, you will be receiving communications from Fifth Third regarding an offer to buy back, or make you whole for any losses on, securities-based compensation issued to you under certain Company plans between November 6, 2015 and November 10, 2016. The offer will be described as a “Rescission Offer” and is being made in order to allow you to recoup any losses on affected transactions in the event that your shares under such plans were not registered timely with the SEC or were not delivered with proper prospectuses at the appropriate time.

Please note that the Rescission Offer will cover four different Company plans and that mechanics will function somewhat differently under each plan. You will receive a separate letter, containing separate instructions and mechanics, for each plan under which you received grants during the relevant period. You will need to review each such letter carefully in order to determine your rights with respect to each affected plan. You also will need to submit a separate notice for each plan under which you wish to participate in the Rescission Offer, as set out in the letter that corresponds to such plan. No action will be required if you do not wish to participate.

It is important to note that the Company will only accept your request to participate in a Rescission Offer where it would generate an economic benefit to you. Based on the stock price as of April 21, 2017, we do not expect that any affected persons would obtain an economic benefit by participating in the Rescission Offer unless they previously sold shares acquired in the applicable period at a loss. However, the ultimate calculation of economic benefit will be conducted on the expiration date of the offer, and will be based on the closing stock price on that date. If you elect to participate and subsequently change your mind, you may rescind your acceptance on any date prior to the close of the offer.

Please review each Rescission Offer-related cover letter and prospectus that you receive carefully before deciding whether you wish to participate.

Please call D.F. King, our agent for the rescission offer, at the number given in the materials for each plan with any questions or comments regarding the mechanics of the rescission offer and they will be happy to advise you further.

In addition, you may also receive a waiver of certain restrictions contained in long-term incentive compensation awards granted to you between November 6, 2015 and November 8, 2016. You will receive a separate waiver letter containing additional details regarding the terms of the waiver if the waiver is applicable to you.

The statements in this email are qualified in their entirety and subject to the information in the prospectuses relating to the Rescission Offers.

Fifth Third Bank Total Rewards Department